Exhibit 99.2

Ordinary Letter No. 422

Background: Resolution No. 37/2011 of the Antitrust Court dated September 21, 2011

Subject: Request indicated.

Santiago, September 26, 2011

TO	:	LAN AIRLINES S.A.

FROM	:	SECRETARY GENERAL OF THE CIVIL AVIATION BOARD

In the Resolution indicated in Background, the Antitrust Court said that there were significant differences between the information provided by LAN to the Civil Aviation Board and the results obtained by that court using the data presented directly by LAN on page 2384 in regard to compliance with the Self-Regulation Plan.

Therefore, based on the attributions of the Civil Aviation Board contained in Resolution No. 445 of the Resolutory Commission, it is requested that all information provided by LAN Airlines S.A. to the Antitrust Court regarding compliance with the Fare Self-Regulation Plan be delivered to this Secretary.

Sincerely yours,

Jaime Binder Rosas
Secretary General
Civil Aviation Board

EAC/MRP
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